Phoenix Asia Holdings Limited

April 9, 2025

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Phoenix Asia Holdings Limited Request for Waiver of 15-Day Public Filing Requirement under Securities Act Section 6(e)

Ladies and Gentlemen:

Phoenix Asia Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is submitting this letter to the U.S. Securities and Exchange Commission (the “Commission”) to request a waiver from the 15-day public filing requirement under Securities Act Section 6(e) in connection with the Company’s Registration Statement (File No. 333-284260) on Form F-1 (the “Registration Statement”).

The Company filed its initial confidential submission and subsequent amendments with the Commission through the EDGAR system, but was informed today that the Registration Statement cannot be declared effective because the initial confidential submission and all amendments thereto have not been publicly filed for at least 15 days, as required by Securities Act Section 6(e).

The Company respectfully requests that the Commission grant a waiver or other appropriate relief from the 15-day public filing requirement for the following reasons:

1.	The Company has substantially complied with all substantive disclosure requirements and has previously received verbal clearance on the Registration Statement and is otherwise prepared to proceed with its initial public offering.

2.	The Company has obtained the requisite approval to list its shares on the Nasdaq Capital Market on April 2, 2025.

3.	Imposing a 15-day delay would cause significant and disproportionate hardship to the Company, including:

a.	Potential loss of favorable market conditions for the offering as a delay could force the Company to price in less advantageous conditions, harming returns;
b.	Incurring additional costs and expenses;
c.	Existing and prospective investors have been notifed of the anticipated timeline and a delay could undermine confidence in the offering; and
d.	Significant diversion of senior management resources away from core business responsibilities and strategic initiatives, as the executive team would need to continue dedicating substantial time to offering-related matters rather than focusing on operational execution and growth initiatives.

4.	The Company believes that the purpose of the 15-day public filing requirement—to provide adequate time for the public review of the registration statement—has been met through:

a.	The Company’s good faith engagement with the Commission staff throughout the review process; and
b.	The Company diligently addressing all staff comments and providing robust disclosures in the Registration Statement, ensuring that potential investors already have access to all material information needed to make informed investment decisions.

5.	The Company commits to making any additional public disclosures that the Commission staff may deem necessary or appropriate under the circumstances.

The Company has proceeded in good faith throughout this process and has communicated transparently with both the Commission staff and Nasdaq staff regarding our anticipated timetable. Both the Commission and Nasdaq had previously indicated their understanding of our timeline, and we have been working diligently according to this shared understanding.

We appreciate the Commission’s consideration of this waiver request and would be happy to provide any additional information that may be helpful to the staff in evaluating this request. Given the time-sensitive nature of our offering, we respectfully request the staff’s expedited review of this matter.

Very Truly Yours,

/s/ Chi Kin Kelvin Yeung
Name:	Chi Kin Kelvin Yeung
Title:	Chief Executive Officer and Director